Exhibit I

Capital Clean Energy Carriers Corp. Declares Quarterly Dividend

January 22, 2026

ATHENS, GREECE, January 22, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (NASDAQ: CCEC) today announced that its board of directors has declared a cash dividend per share of $0.15 for the fourth quarter of 2025 ended December 31, 2025.

The cash dividend for the fourth quarter of 2025 will be paid on February 12, 2026, to common shareholders of record on February 3, 2026.

The Company has implemented a Dividend Reinvestment Plan (“DRIP”) whereby common shareholders can elect to have dividends reinvested directly into additional common shares issued by the Company. To participate in the DRIP for the fourth quarter of 2025, the election deadline is February 2, 2026. For additional information on the plan, including the forms needed to enroll, please visit the website of Computershare Trust Company, N.A., the Company’s transfer agent administering the DRIP, at: www.computershare.com/investor.

The information on www.computershare.com/investor is not incorporated by reference into this press release and should not be considered part of this press release.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any common shares or any other securities, nor will there be any sale of common shares or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on the energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG carriers (“LNG/C”), one legacy Neo-Panamax container vessel and one handy LCO2/multi-gas carrier. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and three handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about CCEC, please visit: www.capitalpplp.com

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common shares.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

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